

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

February 28, 2008

Via U.S. mail and facsimile

Mr. Kenneth W. Smith
Chief Financial Officer
Circor International, Inc.
25 Corporate Drive, Suite 130
Burlington, Massachusetts 01803

> RE: Form 10-K for the fiscal year ended December 31, 2006
>   Form 10-Q for the period ended September 30, 2007
>   File No. 1-14962

Dear Mr. Smith:

    We have reviewed your response letter dated February 5, 2008 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006</u>

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2007

Note 11. Commitments and Contingencies, page 13

2. We note your response to prior comment 3. Please address the following:
*   Your proposed disclosure includes a summary of Leslie's unpaid existing asbestos claims and incurred asbestos defense costs liabilities and the related insurance recoveries. Please also clearly disclose the amount accrued on your financial statements as of the end of each period presented. Refer to paragraph 9 of SFAS 5; and
*   Please disclose the amount of any additional estimated loss or range of loss that is reasonably possible. Refer to paragraph 10 of SFAS 5;
*   On page 4 of your proposed disclosure, you have excluded open Mississippi cases that you anticipate will be dismissed from the tables with information regarding Leslie's claim activity and defense costs during each of the three years ended December 31, 20007 as well as the financial impact of the asbestos litigation for such periods. Please disclose why these cases have been excluded. For example, please disclose if this is because there was no activity or costs incurred related to these cases in the periods presented. Otherwise, please include similar information for these cases in the same tables or separate tables; and
*   During the fourth quarter of 2007, you performed a detailed review of your Leslie asbestos matters which resulted in you recording an additional liability for the estimated indemnity cost associated with the resolution of open claims. Please tell us the amount of the pre-tax charge recorded in the fourth quarter of 2007 to record the additional liability. You also stated that certain factors caused you to determine that the likelihood of incurrence of indemnity costs for existing cases was now probable. The most significant of these factors included an escalation, commencing in 2006 and continuing in 2007, of the rate of claim resolutions and filings. Please expand your disclosure to demonstrate how you determined there was an escalation in recent periods in the rate of claim resolutions and filings. For example, please provide any statistical information that supports your basis for recording this charge in the fourth quarter of 2007.

3. Your proposed disclosure states that you engaged an independent firm in estimating expected liabilities of mass tort claims to help you determine an estimate of Leslie's asbestos-related liabilities. Please identify this firm, or revise your disclosure to eliminate the reference to the independent firm. We also remind you of the consent requirements of Rule 436 of Regulation C.

4. We note your belief that asbestos-related claims will not have a material adverse effect on the financial condition, results of operations, or cash flows of either Spence Engineering Company, Inc., or Hoke, Inc. Please help us understand how you determined that additional disclosures were not necessary for Spence Engineering Company, Inc., and Hoke, Inc. by providing us with the previously requested

information separately for each entity. This information should include the following:

- The amounts accrued for each matter or related matters as well as the amount of any additional estimated loss or range of loss that is reasonably possible;
- The time frame over which accrued or presently unrecognized amounts may be paid out;
- Similar information as you provided in the tables regarding the Leslie matters on page 14 of your Form 10-Q for the quarter ended September 30, 2007;
- Any specific concerns or uncertainties as to whether your insurance carriers will pay all future defense and settlement costs, the terms and any material limitations of this insurance coverage, and your ability to seek recovery from these insurance carriers;
- The extent to which any unrecognized contingent losses are expected to be recoverable through insurance; and
- The average settlement amount per claim.

5. Not withstanding the above comment, please expand the last paragraph of your proposed disclosure to clarify whether the Spence and/or Hoke asbestos-related claims could have a material effect on your consolidated results of operations or liquidity.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    You may contact Errol Sanderson, Financial Analyst, at (202) 551-3746 or, in his absence, Lesli Sheppard, Special Counsel, at (202) 551-3708 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        Rufus Decker
                                        Accounting Branch Chief